Please direct replies to zip code 20549-0510

April 22, 2005

via U.S. mail and facsimile

Mr. Kent E. Hansen
Fedders Corporation
505 Marinsville Rd
Watergate Corporate Ctr
Liberty Corner, NJ 07938

Re:	Form 8-K Item 4.01 filed April 20, 2005
      File No. 1-08831

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that Deloitte & Touche LLP ("Deloitte") will not stand for reappointment for the year ending December 31, 2005 or for any of the quarterly reporting periods therein. We further note that Deloitte has not yet completed its audit for the year ended December 31, 2004.
Please note that, at such time as the audit is completed and the relationship has actually terminated, an additional Item 4.01 Form 8-
K will be required. The Form 8-K should address all of the disclosures required by Item 304 of Regulation S-K and an updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing. An Item 4.01 Form 8-K will be required when you engage a new accountant. Supplementally, confirm to us your intentions in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has
access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing. Please file your supplemental response via EDGAR in response to these comments within 5 business days of the
date of this letter.  Please note that if you require longer than
5
business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5563.

      Sincerely,




      Patricia Armelin
      Staff Accountant
??

??

??

??

Fedders Corporation
April 22, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE